Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416.703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF SECOND QUARTER 2011 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO—(Marketwire — August 5, 2011) — Lake Shore Gold Corp. (TSX:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company plans to issue its second quarter and first half 2011 results following the market close on Tuesday, August 9, 2011.  The Company will then host a conference call on Wednesday, August 10, 2011 at 10:00 am EST to discuss its financial and operating performance during the second quarter and first half of 2011. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast with the webcast being available on the homepage of the Company’s website at www.lsgold.com.

Participant call-in: 416-695-6616 or 800-355-4959

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 5561037

Available until: 11:59 pm, August 24, 2011

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com